Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2015 or tax year beginning __4/01__ , 2015, ending __3/31__ , 2016

► Information about Form 1120 and its separate instructions is at *www.irs.gov/form1120*.

OMB No. 1545-0123

2015

A Check if:
1 a Consolidated return (attach Form 851). . ☐
  b Life/nonlife consolidated return. . . . . ☐
2 Personal holding co. (attach Sch. PH). . . ☐
3 Personal service corp. (see instrs) . . ☐
4 Schedule M-3 attached . . . . ☐

TYPE OR PRINT

GLOBECHAT, INC.
29200 PASEO CARMONA
SAN JUAN CAPITRANO, CA 92675

B Employer identification number
47-3763791

C Date incorporated
3/18/2015

D Total assets (see instructions)
$ 876,499.

E Check if: **(1)** ☒ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

INCOME

1a Gross receipts or sales.		1a		
b Returns and allowances		1b		
c Balance. Subtract line 1b from line 1a.		1c		
2 Cost of goods sold (attach Form 1125-A).		2		
3 Gross profit. Subtract line 2 from line 1c.		3		
4 Dividends (Schedule C, line 19)		4		
5 Interest.		5		
6 Gross rents.		6		
7 Gross royalties.		7		
8 Capital gain net income (attach Schedule D (Form 1120)). . .		8		
9 Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797). .		9		
10 Other income (see instructions — attach statement). ►		10		
11 **Total income.** Add lines 3 through 10. . . . . . . ►		11	0.

DEDUCTIONS (SEE INSTRUCTIONS FOR LIMITATIONS ON DEDUCTIONS)

12 Compensation of officers (see instructions — attach Form 1125-E). . . . ►		12	
13 Salaries and wages (less employment credits)		13	
14 Repairs and maintenance.		14	
15 Bad debts.		15	
16 Rents.		16	
17 Taxes and licenses.		17	
18 Interest.		18	
19 Charitable contributions.		19	
20 Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562).		20	
21 Depletion.		21	
22 Advertising		22	
23 Pension, profit-sharing, etc., plans		23	
24 Employee benefit programs.		24	
25 Domestic production activities deduction (attach Form 8903). . . .		25	
26 Other deductions (attach statement)		26	
27 **Total deductions.** Add lines 12 through 26. . . . . . ►		27	0.
28 Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.		28	0.
29a Net operating loss deduction (see instructions).	29a		
b Special deductions (Schedule C, line 20).	29b		
c Add lines 29a and 29b.		29c	

TAX, REFUNDABLE CREDITS, AND PAYMENTS

30 **Taxable income.** Subtract line 29c from line 28 (see instructions).		30	0.
31 Total tax (Schedule J, Part I, line 11).		31	0.
32 Total payments and refundable credits (Schedule J, Part II, line 21). . . .		32	0.
33 Estimated tax penalty (see instructions). Check if Form 2220 is attached . . . . ► ☐		33	
34 **Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed. . . .		34	0.
35 **Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid		35	
36 Enter amount from line 35 you want: **Credited to 2016 estimated tax.** . . . ►	Refunded ►	36	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

► _____
Signature of officer   Date

► PRESIDENT & CEO
Title

May the IRS discuss this return with the preparer shown below (see instructions)?
☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
ROBERT SCHAEFER CPA	ROBERT SCHAEFER CPA	6/14/16		P00069164

Firm's name ► ROBERT SCHAEFER ACCOUNTANCY CORP   Firm's EIN ► 95-3553713
Firm's address ► 23421 SOUTH POINTE DRIVE STE 115
LAGUNA HILLS, CA 92653-1554   Phone no. 9498551255

BAA For Paperwork Reduction Act Notice, see separate instructions.   CPCA0205L 08/25/15   Form **1120** (2015)

Schedule C	Dividends and Special Deductions (see instructions)	**(a)** Dividends received	**(b)** Percentage	**(c)** Special deductions **(a)** x **(b)**
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		80	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Total.** Add lines 1 through 8. See instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Dividends from foreign corporations not included on lines 3, 6, 7, 8, 11, or 12			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471)			
15	Foreign dividend gross-up			
16	IC-DISC and former DISC dividends not included on lines 1, 2, or 3			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 ▶			
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b ▶			

CPCA0212L 08/25/15

Schedule J	Tax Computation and Payment (see instructions)

Part I — Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)) ► ☐		
2	Income tax. Check if a qualified personal service corporation (see instructions) ► ☐	**2**	0.
3	Alternative minimum tax (attach Form 4626)	**3**	
4	Add lines 2 and 3	**4**	0.

5a	Foreign tax credit (attach Form 1118)	**5a**		
b	Credit from Form 8834 (see instructions)	**5b**		
c	General business credit (attach Form 3800)	**5c**		
d	Credit for prior year minimum tax (attach Form 8827)	**5d**		
e	Bond credits from Form 8912	**5e**		

6	**Total credits.** Add lines 5a through 5e	**6**	
7	Subtract line 6 from line 4	**7**	
8	Personal holding company tax (attach Schedule PH (Form 1120))	**8**	

9a	Recapture of investment credit (attach Form 4255)	**9a**	
b	Recapture of low-income housing credit (attach Form 8611)	**9b**	
c	Interest due under the look-back method — completed long-term contracts (attach Form 8697)	**9c**	
d	Interest due under the look-back method — income forecast method (attach Form 8866)	**9d**	
e	Alternative tax on qualifying shipping activities (attach Form 8902)	**9e**	
f	Other (see instructions — attach statement)	**9f**	

10	**Total.** Add lines 9a through 9f	**10**	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	**11**	0.

Part II — Payments and Refundable Credits

12	2014 overpayment credited to 2015	**12**	
13	2015 estimated tax payments	**13**	
14	2015 refund applied for on Form 4466	**14**	
15	Combine lines 12, 13, and 14	**15**	0.
16	Tax deposited with Form 7004	**16**	
17	Withholding (see instructions)	**17**	
18	**Total payments.** Add lines 15, 16 and 17	**18**	0.
19	Refundable credits from:		

a	Form 2439	**19a**	
b	Form 4136	**19b**	
c	Form 8827, line 8c	**19c**	
d	Other (attach statement — see instructions)	**19d**	

20	**Total credits.** Add lines 19a through 19d	**20**	
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32	**21**	0.

Schedule K	Other Information (see instructions)

		Yes	No
1	Check accounting method: **a** ☒ Cash **b** ☐ Accrual **c** ☐ Other (specify) ► _____		
2	See the instructions and enter the:		
a	Business activity code no. ► 519100		
b	Business activity ► INTERNET PHONE		
c	Product or service ► SERVICE		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		X
	If 'Yes,' enter name and EIN of the parent corporation ►		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If 'Yes,' complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If 'Yes,' complete Part II of Schedule G (Form 1120) (att Schedule G)		X

Schedule K	Other Information *continued* (see instructions)

		Yes	No
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions..........		X
	If 'Yes,' complete (i) through (iv) below.		

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions..........		X
	If 'Yes,' complete (i) through (iv) below.		

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? (See sections 301 and 316.).....................		X
	If 'Yes,' file **Form 5452,** Corporate Report of Nondividend Distributions.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary		
7	At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of **(a)** the total voting power of all classes of the corporation's stock entitled to vote or **(b)** the total value of all classes of the corporation's stock?..........		X
	For rules of attribution, see section 318. If 'Yes,' enter:		
	(i) Percentage owned ▶ _____ and **(ii)** Owner's country ▶ _____		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶ _____		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount................. ▶ ☐		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $_____ NONE		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ _____		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here.............. ▶ ☐		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction on line 29a.) ▶ $_____ NONE		
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?..........		X
	If 'Yes,' the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $_____		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement (see instructions)?..........		X
	If 'Yes,' complete and attach Schedule UTP.		
15a	Did the corporation make any payments in 2015 that would require it to file Form(s) 1099?..........		X
b	If 'Yes,' did or will the corporation file required Forms 1099?..........		
16	During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock?..........		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?..........		X
18	Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?..........		X

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	**(a)**	**(b)**	**(c)**	**(d)**
1	Cash				55.
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts				
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation				
11a	Depletable assets				
b	Less accumulated depletion				
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)			876,444.	
b	Less accumulated amortization				876,444.
14	Other assets (attach statement)				
15	Total assets		0.		876,499.
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach stmt)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock: **a** Preferred stock				
	b Common stock			876,499.	876,499.
23	Additional paid-in capital				
24	Retained earnings — Approp (att stmt)				
25	Retained earnings — Unappropriated				
26	Adjmt to shareholders' equity (att stmt)				
27	Less cost of treasury stock				
28	Total liabilities and shareholders' equity		0.		876,499.

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3 (see instructions).

1	Net income (loss) per books	0.	7	Income recorded on books this year not included on this return (itemize):		
2	Federal income tax per books			Tax-exempt interest $ _ _ _ _ _ _ _		
3	Excess of capital losses over capital gains					
4	Income subject to tax not recorded on books this year (itemize):		8	Deductions on this return not charged against book income this year (itemize):		
5	Expenses recorded on books this year not deducted on this return (itemize):			**a** Depreciation $ _ _ _ _ _ _		
	a Depreciation $ _ _ _ _ _ _			**b** Charitable contribns $ _ _ _ _ _		
	b Charitable contributions $ _ _ _ _ _					
	c Travel & entertainment $ _ _ _ _ _		9	Add lines 7 and 8		0.
6	Add lines 1 through 5	0.	10	Income (page 1, line 28) — line 6 less line 9		0.

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1	Balance at beginning of year		5	Distributions	**a** Cash	
2	Net income (loss) per books			**b** Stock _____	**c** Property	
3	Other increases (itemize): _____		6	Other decreases (itemize):		
			7	Add lines 5 and 6		
4	Add lines 1, 2, and 3	0.	8	Balance at end of year (line 4 less line 7)		0.

2016 FEDERAL DEPRECIATION SCHEDULE

CLIENT GLOBECHA | **GLOBECHAT, INC.** | **47-3763791**

12/12/16 | 12:53PM

NO.	DESCRIPTION	DATE ACQUIRED	DATE SOLD	COST/ BASIS	BUS. PCT.	CUR 179 BONUS	SPECIAL DEPR. ALLOW.	PRIOR 179/ BONUS/ SP. DEPR.	PRIOR DEC. BAL DEPR.	SALVAG /BASIS REDUCT	DEPR. BASIS	PRIOR DEPR.	METHOD	LIFE	RATE	CURRENT DEPR.
	FORM 1120															
	AMORTIZATION															
1	STARTUP EXPENSES	4/01/16		655,694							655,694		S/L			0
	TOTAL AMORTIZATION			655,694		0	0	0	0	0	655,694	0				0
	TOTAL DEPRECIATION			0		0	0	0	0	0	0	0				0
	GRAND TOTAL AMORTIZATION			655,694		0	0	0	0	0	655,694	0				0
	GRAND TOTAL DEPRECIATION			0		0	0	0	0	0	0	0				0

CLIENT GLOBECHA   **GLOBECHAT, INC.**   **47-3763791**

12/12/16   12:53PM

NO.	DESCRIPTION	DATE ACQUIRED	DATE SOLD	COST/ BASIS	BUS. PCT.	CUR 179 BONUS	SPECIAL DEPR. ALLOW.	PRIOR 179/ BONUS/ SP. DEPR.	PRIOR DEC. BAL DEPR.	SALVAG /BASIS REDUCT	DEPR. BASIS	PRIOR DEPR.	METHOD	LIFE	RATE	CURRENT DEPR.
	FORM 1120															
	AMORTIZATION															
1	STARTUP EXPENSES	4/01/16		655,694							655,694		S/L			0
	TOTAL AMORTIZATION			655,694		0	0	0	0	0	655,694	0				0
	TOTAL DEPRECIATION			0		0	0	0	0	0	0	0				0
	GRAND TOTAL AMORTIZATION			655,694		0	0	0	0	0	655,694	0				0
	GRAND TOTAL DEPRECIATION			0		0	0	0	0	0	0	0				0

TAXABLE YEAR
2015

California Corporation
Franchise or Income Tax Return

FORM
100

RP

```
3768859      GLOB  47-3763791  000000000000  15
TYB  04-01-2015  TYE  03-31-2016
GLOBECHAT INC

29200 PASEO CARMONA
SAN JUAN CAPITRANO CA  92675
```

Schedule Q Questions *(continued on Side 2)*

A   FINAL RETURN?   ● ☐ Dissolved   ☐ Surrendered (withdrawn)   ☐ Merged/Reorganized   ☐ IRC Section 338 sale   ☐ QSub election

Enter date (mm/dd/yyyy) ● ☐

B 1 Is income included in a combined report of a unitary group?. . . . . ● ☐ Yes ☒ No

  2 If 'Yes,' indicate: ☐ wholly within CA (R&TC 25101.15)
  ☐ within and outside of CA

  3 Is there a change in the members listed in Schedule R-7 from the prior year?. . . . . ● ☐ Yes ☐ No

  4 Enter the number of members (including parent or key corporation) listed in the Schedule R-7, Part I, Section A,
  subject to income or franchise tax . . . . ● ☐

  5 Is form FTB 3544 **and/or** 3544A attached to the return?. . . . . ● ☐ Yes ☒ No

C 1 During this taxable year, did another person or legal entity acquire control or majority ownership (more than a 50%
  interest) of this corporation or any of its subsidiaries that owned California real property (i.e., land, buildings), leased
  such property for a term of 35 years or more, or leased such property from a government agency for any term?. . . . . . . ● ☐ Yes ☒ No

  2 During this taxable year, did this corporation or any of its subsidiaries acquire control or majority ownership (more than
  a 50% interest) in another legal entity that owned California real property (i.e., land, buildings), leased such property for
  a term of 35 years or more, or leased such property from a government agency for any term?. . . . . ● ☐ Yes ☒ No

  3 During this taxable year, has more than 50% of the voting stock of this corporation cumulatively transferred in one or
  more transactions after an interest in California real property (i.e., land, buildings) was transferred to it that was
  excluded from property tax reassessment under R&TC Section 62(a)(2) and it was not reported on a previous year's
  tax return?. . . . . ● ☐ Yes ☒ No
  (Yes requires filing of statement, penalties may apply — see instructions.)

S T A T E A D J U S T M E N T S	**1**	Net income (loss) before state adjustments. See instructions. . . . . ●	**1**	0.
	2	Amount deducted for foreign or domestic tax based on income or profits from Schedule A . . . . . ●	**2**	
	3	Amount deducted for tax under the provisions of the Corporation Tax Law from Schedule A. . . . ●	**3**	
	4	Interest on government obligations . . . . ●	**4**	
	5	Net California capital gain from Side 6, Schedule D, line 11. . . . . ●	**5**	
	6	Depreciation and amortization in excess of amount allowed under California law. Attach form FTB 3885 . . . . ●	**6**	
	7	Net income from corporations not included in federal consolidated return. See instructions. . . . . ●	**7**	
	8	Other additions. Attach schedule(s) . . . . ●	**8**	
	9	Total. Add line 1 through line 8. . . . . ●	**9**	

GLOBECHAT, INC. 3768859

STATE ADJUSTMENTS CONTINUED

10	Intercompany dividend deduction. Attach Schedule H (100)	10	
11	Dividends received deduction. Attach Schedule H (100)	11	
12	Additional depreciation allowed under CA law. Attach form FTB 3885	12	
13	Capital gain from federal Form 1120, line 8	13	
14	Contributions	14	
15	Other deductions. Attach schedule(s)	15	
16	Total. Add line 10 through line 15	16	
17	Net income (loss) after state adjustments. Subtract line 16 from Side 1, line 9	17	0.

CA NET INCOME

18	Net income (loss) for state purposes. Complete Schedule R if apportioning or allocating income. See instructions	18	0.
19	Net operating loss (NOL) deduction. See instructions	19	
20	Pierce's disease, EZ, LARZ, TTA, or LAMBRA NOL carryover deduction. See instructions	20	
21	Disaster loss deduction. See instructions	21	
22	Net income for tax purposes. Combine line 19 through line 21. Then, subtract from line 18	22	0.

TAXES

23	Tax. 8.84 % x line 22 (at least minimum franchise tax, if applicable). See instructions	23	0.
24	New employment credit, amount generated		
25	New employment credit, amount claimed	25	
26a	Credit name ____ code ____ amount	26a	
b	Credit name ____ code ____ amount	26b	
27	To claim more than two credits, see instructions	27	
28	Add line 25 through line 27	28	
29	**Balance.** Subtract line 28 from line 23 (at least minimum franchise tax, if applicable)	29	0.
30	Alternative minimum tax. Attach Schedule P (100). See instructions	30	
31	**Total tax.** Add line 29 and line 30	31	0.

PAYMENTS

32	Overpayment from prior year allowed as a credit	32	
33	**2015 Estimated tax payments.** See instructions	33	
34	2015 Withholding (Form 592-B and/or 593). See instructions	34	
35	Amount paid with extension of time to file tax return	35	
36	Total payments. Add line 32 through line 35	36	

REFUND OR AMOUNT DUE

37	**Use tax. This is not a total line.** See instructions	37	
38	Payments balance. If line 36 is more than line 37, subtract line 37 from line 36	38	
39	**Use tax balance.** If line 37 is more than line 36, subtract line 36 from line 37	39	
40	**Franchise or income tax due.** If line 31 is more than line 38, subtract line 38 from line 31	40	0.
41	**Overpayment.** If line 38 is more than line 31, subtract line 31 from line 38	41	
42	Amount of line 41 to be credited to 2016 estimated tax	42	
43	**Refund.** Subtract line 42 from line 41. See instructions to have the refund directly deposited.	43	

☐ Checking
☐ Savings

43a ● Routing number ____ 43b ● Type 43c ● Account number ____

44a	Penalties and interest	44a	
b	☐ Check if estimate penalty computed using Exception B or C. See instructions.		
45	**Total amount due.** Add line 39, line 40, line 42, and line 44a. Then, subtract line 41 from the result	45	0.

Schedule Q Questions *(continued from Side 1)*

D If the corporation filed on a water's-edge basis pursuant to R&TC Sections 25110 and 25113 in previous years, enter the date the water's-edge election ended. (mm/dd/yyyy) ● ____

E Was the corporation's income included in a consolidated federal return? ● ☐ Yes ☒ No

F Principal business activity code. (**Do not** leave blank): ● 519100

Business activity INTERNET PHONE

Product or service SERVICE

Schedule Q Questions *(continued on Side 3)*

GLOBECHAT, INC.   3768859   ■

Schedule Q Questions *(continued from Side 2)*

G Date incorporated (mm/dd/yyyy): __3/18/2015__   Where: ● State __CA__   Country _____

H Date business began in California or date income was first derived from California sources..... (mm/dd/yyyy) ● __3/18/2015__

I First return? ● [X] Yes [ ] No If 'Yes' and this corporation is a successor to a previously existing business, check the appropriate box.

● **(1)** [ ] sole proprietorship **(2)** [ ] partnership **(3)** [ ] joint venture **(4)** [ ] corporation **(5)** [ ] other
(Attach statement showing name, address, and FEIN/SSN/ITIN of previous business.)

J 'Doing business as' name: See instructions:. .
● _____

K At any time during the taxable year, was more than 50% of the voting stock:
1 Of the corporation owned by any single interest?.. ● [ ] Yes [X] No
2 Of another corporation owned by this corporation?... ● [ ] Yes [X] No
3 Of this and one or more other corporations owned or controlled, directly or indirectly, by the same interests?.............................. ● [ ] Yes [X] No
If 1 or 3 is 'Yes,' enter the country of the ultimate parent
● _____

If 1, 2, or 3 is 'Yes,' furnish a statement of ownership indicating pertinent names, addresses, and percentages of stock owned. If the owner(s) is an individual, provide the SSN/ITIN.

L Has the corporation included a reportable transaction or listed transaction within this return? (See instructions for definitions) .... ● [ ] Yes [X] No
If 'Yes,' complete and attach federal Form 8886 for each transaction.

M Is this corporation apportioning or allocating income to California using Schedule R? .... ● [ ] Yes [X] No

N How many affiliates in the combined report are claiming immunity from taxation in California under Public Law 86-272? ● _____

O Corporation headquarters are:.... ● **(1)** [X] Within California **(2)** [ ] Outside of California, within the U.S. **(3)** [ ] Outside of the U.S.

P Location of principal accounting records __29200 PASEO CARMONA   SAN JUAN CAPISTRANO, CA 92675__

Q Accounting method:.. ● **(1)** [X] Cash **(2)** [ ] Accrual **(3)** [ ] Other

R Does this corporation or any of its subsidiaries have a Deferred Intercompany Stock Account (DISA)? .... ● [ ] Yes [X] No
If 'Yes' enter the total balance of all DISAs. .... ● $ _____

S Is this corporation or any of its subsidiaries a RIC?.. ● [ ] Yes [X] No

T Is this corporation treated as a REMIC for California purposes?... ● [ ] Yes [X] No

U Is this corporation a REIT for California purposes?.. ● [ ] Yes [X] No

V Is this corporation an LLC or limited partnership electing to be taxed as a corporation for federal purposes?............. ● [ ] Yes [X] No
If 'Yes', enter the effective date of the election (mm/dd/yyyy):..................................... _____

W Is this corporation to be treated as a credit union?... ● [ ] Yes [X] No

X Is the corporation under audit by the IRS or has it been audited by the IRS in a prior year?.......................... ● [ ] Yes [X] No

Y Have all required information returns (e.g. federal Forms 1099, 5471, 5472, 8300, 8865, etc.) been filed with the Franchise Tax Board?........ [X] N/A [ ] Yes [ ] No

Z Does the taxpayer (or any corporation of the taxpayer's combined group, if applicable) own 80% or more of the stock of an insurance company?........... [ ] Yes [X] No

AA Did the corporation file the federal Schedule UTP (Form 1120)?... ● [ ] Yes [X] No

BB Does any member of the combined report own an SMLLC or generate/claim credits that are attributable to an SMLLC? ● [ ] Yes [X] No

Sign Here	Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.				
	Signature of officer ▶	Title PRESIDENT & CEO	Date	● Telephone	
	Officer's email address (optional)			949-285-2000	

Paid Preparer's Use Only	Preparer's signature ▶ ROBERT SCHAEFER CPA	Date 6/14/16	Check if self-employed ▶ [ ]	● PTIN P00069164
	Firm's name (or yours, if self-employed) and address ▶ ROBERT SCHAEFER ACCOUNTANCY CORP			● FEIN 95-3553713
	23421 SOUTH POINTE DRIVE STE 115			● Telephone
	LAGUNA HILLS, CA 92653-1554			9498551255
	May the FTB discuss this return with the preparer shown above? See instructions .... ● [X] Yes [ ] No			

CACA0112L 12/21/15

GLOBECHAT, INC.   3768859

Schedule A — Taxes Deducted. Use additional sheet(s) if necessary.

(a) Nature of tax	(b) Taxing authority	(c) Total amount	(d) Nondeductible amount

Total. Enter total of column (c) on Schedule F, line 17, and total of column (d) on Side 1, line 2 or line 3. If the corporation uses California computation method to compute the net income, see instructions . . . .

Schedule F — Computation of Net Income. See instructions.

1a	Gross receipts or gross sales.		
b	Less returns and allowance. . . . . **c** Balance. . . . . ●	**1c**	
2	Cost of goods sold. Attach federal Form 1125-A (California Schedule V). . . . . ●	**2**	
3	Gross profit. Subtract line 2 from line 1c . . . . ●	**3**	
4	Total dividends. Attach federal Schedule C, (California Schedule H (100)) . . . . ●	**4**	
5a	Interest on obligations of the United States and U.S. instrumentalities. . . . . ●	**5a**	
b	Other interest. Attach schedule. . . . . ●	**5b**	
6	Gross rents . . . . ●	**6**	
7	Gross royalties . . . . ●	**7**	
8	Capital gain net income. Attach federal Schedule D (California Schedule D) . . . . ●	**8**	
9	Ordinary gain (loss). Attach federal Form 4797 (California Schedule D-1). . . . . ●	**9**	
10	Other income (loss). Attach schedule . . . . ●	**10**	
11	**Total income.** Add line 3 through line 10 . . . . ●	**11**	0.
12	Compensation of officers. Attach federal Form 1125-E or equivalent schedule. . . . . ● **12**		
13	Salaries and wages (not deducted elsewhere) . . . . ● **13**		
14	Repairs . . . . ◉ **14**		
15	Bad debts. . . . . ● **15**		
16	Rents. . . . . ● **16**		
17	Taxes (California Schedule A). See instructions . . . . ● **17**		
18	Interest. Attach schedule. . . . . ● **18**		
19	Contributions. Attach schedule. . . . . ● **19**		
20	Depreciation. Attach federal Form 4562 and FTB 3885 . . . ◉ **20**		
21	Less depreciation claimed elsewhere on return . . . . ◉ **21a** ● **21b**		
22	Depletion. Attach schedule. . . . . ● **22**		
23	Advertising. . . . . ◉ **23**		
24	Pension, profit-sharing plans, etc. ◉ **24**		
25	Employee benefit plans. . . . . ◉ **25**		
26a	Total travel and entertainment.		
b	Deductible amounts. . . . . ● **26b**		
27	Other deductions. Attach schedule. . . . . ● **27**		
28	Specific deduction for organizations under R&TC Section 23701r or 23701t. See instructions. . . . . ● **28**		
29	**Total deductions.** Add line 12 through line 28 . . . . ●	**29**	0.
30	Net income before state adjustments. Subtract line 29 from line 11. Enter here and on Side 1, line 1. . . . . ●	**30**	0.

Schedule J — Add-On Taxes and Recapture of Tax Credits. See instructions.

1	LIFO recapture due to S corporation election, IRC Sec. 1363(d) deferral: $ . . . . . . ●	**1**	
2	Interest computed under the look-back method for completed long-term contracts (Attach form FTB 3834) . . . . ●	**2**	
3	Interest on tax attributable to installment: **a** Sales of certain timeshares and residential lots. . . . . ●	**3a**	
	b Method for nondealer installment obligations. . . . . ●	**3b**	
4	IRC Section 197(f)(9)(B)(ii) election. . . . . ●	**4**	
5	Credit recapture name: . . . . ●	**5**	
6	Combine line 1 through line 5, revise Side 2, line 40 or line 41, whichever applies, by this amount. Write 'Schedule J' to the left of line 40 or line 41. . . . . ●	**6**	

GLOBECHAT, INC.   3768859   ■

Schedule V   Cost of Goods Sold

1	Inventory at beginning of year... ⊙	1	
2	Purchases.. ⊙	2	
3	Cost of labor.. ●	3	
4a	Additional IRC Section 263A costs. Attach schedule................................. ●	4a	
b	Other costs. Attach schedule... ●	4b	
5	Total. Add line 1 through line 4b...	5	
6	Inventory at end of year... ⊙	6	
7	Cost of goods sold. Subtract line 6 from line 5. Enter here and on Side 4, Schedule F, line 2...............................	7	

Method of inventory valuation ► _____

Was there any change in determining quantities, costs of valuations between opening and closing inventory?.............. ☐ Yes ☐ No
If 'Yes,' attach an explanation.

Enter California seller's permit number, if any...................... ► _____

Check if the LIFO inventory method was adopted this taxable year for any goods. If checked, attach federal Form 970..................... ☐

If the LIFO inventory method was used for this taxable year, enter the amount of closing inventory under LIFO. _____

Do the rules of IRC Section 263A (with respect to property produced or acquired for resale) apply to the corporation?....... ☐ Yes ☐ No

The corporation may not be required to complete Schedules L, M-1, and M-2. See Schedule M-1 instructions for reporting requirements.

Schedule L   Balance Sheet

Assets	(a)	(b)	(c)	(d)
		Beginning of taxable year		End of taxable year
1 Cash..................................		⊙	●	● 55.
2a Trade notes and accounts receivable.......			●	
b Less allowance for bad debts.............		⊙	●	●
3 Inventories................................		⊙		●
4 Federal and state government obligations....		⊙		●
5 Other current assets. Attach schedule(s).....................				
6 Loans to stockholders/officers. Attach sch...		⊙		●
7 Mortgage and real estate loans............		⊙		●
8 Other investments. Attach schedule(s).........................		⊙		●
9a Buildings and other fixed depreciable assets..			●	
b Less accumulated depreciation...........		⊙	●	●
10a Depletable assets.......................				
b Less accumulated depletion..............		⊙		
11 Land (net of any amortization)............		⊙		●
12a Intangible assets (amortizable only)........	⊙		● 876,444.	
b Less accumulated amortization...........	⊙	⊙	⊙	⊙ 876,444.
13 Other assets. Attach schedule(s).....................		⊙		●
14 Total assets..............................		⊙		● 876,499.
Liabilities and Stockholders' Equity				
15 Accounts payable........................		⊙		●
16 Mortgages, notes, bonds payable in less than 1 year........................		⊙		●
17 Other current liabilities. Attach schedule(s).....................		⊙		
18 Loans from stockholders. Attach schedule(s).....................		⊙		●
19 Mortgages, notes, bonds payable in 1 year or more............................		⊙		●
20 Other liabilities. Attach schedule(s).....................		⊙		●
21 Capital stock: a Preferred stock........	⊙		●	
b Common stock........	⊙	⊙	● 876,499.	● 876,499.
22 Paid-in or capital surplus. Att reconciliation..		⊙		●
23 Retained earnings — Appropriated. Attach schedule.				
24 Retained earnings — Unappropriated.......				
25 Adjustments to shareholders' equity. Att sch..				
26 Less cost of treasury stock..............				
27 Total liabilities and stockholders' equity...				876,499.

GLOBECHAT, INC. 3768859

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return.

If the corporation **completed** federal **Schedule M-3 (Form 1120/1120-F)**, see instructions.

1 Net income per books	0.	7 Income recorded on books this year not included in this return (itemize)	
2 Federal income tax		a Tax-exempt interest $	
3 Excess of capital losses over capital gains		b Other $	
4 Taxable income not recorded on books this year (itemize)		c Total. Add line 7a and line 7b	
5 Expenses recorded on books this year not deducted in this return (itemize)		8 Deductions in this return not charged against book income this year (itemize)	
a Depreciation $		a Depreciation $	
b State taxes $		b State tax refunds $	
c Travel and entertainment $		c Other $	
d Other $		d Total. Add line 8a through line 8c	
e Total. Add line 5a through line 5d		9 Total. Add line 7c and line 8d	0.
6 Total. Add line 1 through line 5e	0.	10 Net income per return. Subtract line 9 from line 6	0.

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Side 5, Schedule L, line 24)

1 Balance at beginning of year		5 Distributions: a Cash	
2 Net income per books		b Stock	
3 Other increases (itemize)		c Property	
		6 Other decreases (itemize)	
		7 Total. Add line 5 and line 6	
4 Total. Add line 1 through line 3	0.	8 Balance at end of year. Subtract line 7 from line 4	0.

Schedule D California Capital Gains and Losses

Part I Short-Term Capital Gains and Losses – Assets Held One Year or Less. Use additional sheet(s) if necessary.

(a) Kind of property and description (Example, 100 shares of Z Company)	(b) Date acquired (mm/dd/yyyy)	(c) Date sold (mm/dd/yyyy)	(d) Gross sales price	(e) Cost or other basis plus expense of sale	(f) Gain (loss) (d) less (e)
1					

2 Short-term capital gain from installment sales from form FTB 3805E, line 26 or line 37	2	
3 Unused capital loss carryover from 2014	3	
4 Net short-term capital gain (loss). Combine line 1 through line 3	4	

Part II Long-Term Capital Gains and Losses – Assets Held More Than One Year. Use additional sheet(s) if necessary.

5					

6 Enter gain from Schedule D-1, line 9 and/or any capital gain distributions	6	
7 Long-term capital gain from installment sales from form FTB 3805E, line 26 or line 37	7	
8 Net long-term capital gain (loss). Combine line 5 through line 7	8	
9 Enter excess of net short-term capital gain (line 4) over net long-term capital loss (line 8)	9	
10 Net capital gain. Enter excess of net long-term capital gain (line 8) over net short-term capital loss (line 4)	10	
11 Total lines 9 and 10. Enter here and on Form 100, Side 1, line 5. If losses exceed gains, carry forward losses to 2016	11	